

October 31, 2011

Via E-mail
Jane T. Elfers
Chief Executive Officer and President
The Children's Place Retail Stores, Inc.
500 Plaza Drive
Secaucus, New Jersey 07094

 Re: **The Children's Place Retail Stores, Inc.**
 Form 10-K for the Fifty-Two Weeks Ended January 29, 2011
 Filed March 28, 2011
 Form 10-Q for the Quarterly Period Ended July 30, 2011
 Filed September 7, 2011
 File No. 0-23071

Dear Ms. Elfers:

 We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

 Sincerely,

 /s/ James Allegretto

 James Allegretto
 Senior Assistant Chief Accountant

cc: Bernard L. McCracken
 Principal Accounting Officer
 Via E-mail